UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote VP, Treasurer (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR THREE MONTHS ENDED MARCH 2012
Net Sales Increases 35%, Operating Income Increases 98%

Hawthorne, NY, May 24, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro,” or the “Company”) today provided unaudited financial results for the three month period ended March 31, 2012.

Quarter Three Months ended March 31, 2012 Highlights - compared to the same period in 2011
●	Net sales of $145.1 million, increased $37.4 million, or 34.7%
●	Gross profit, as a percentage of net sales was 68.3%, compared to 58.6%
●	Selling, marketing, general and administrative expenses increased $0.6 million, however, as a percentage of net sales decreased to 15.9%, compared to 20.8%
●	Operating income increased 98.3% to $66.2 million, or 45.6% of net sales, compared to $33.4 million, or 31.0% of net sales
●	Net income attributable to Taro was $47.3 million compared to $25.7 million, a $21.6 million increase, resulting in diluted earnings per share of $1.06 compared to $0.58.

Cash Flow and Balance Sheet Highlights
●	Cash flow from operations was $78.1 million for the quarter ended March 31, 2012, compared to $24.4 million in the same period in 2011
●	Cash, including marketable securities, increased $75.5 million to $334.3 million from December 31, 2011.

Mr. Kal Sundaram, Taro’s recently appointed Chairman commented, “We are pleased with the quarter’s results and the consistent progress that we continue to make.  As we have stated in the past, a portion of our revenue and profit growth is the result of pricing opportunities, the sustainability of which is uncertain.  We intend to ramp up our R&D expenditures in order to improve and grow our pipe-line of quality products in order to remain competitive in a highly-competitive market.”

Mr. Sundaram added, “I look forward to working with the entire Taro management team as we continue to move the Company forward, and build upon the progress and success that Taro has achieved, particularly in the past eighteen months.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

During the quarter, Taro received one Supplemental New Drug Application approval from the U.S. Food and Drug Administration (“FDA”) for Daranide® (Dichlorphenamide) Tablets 50mg. Taro also received one Abbreviated New Drug Application (“ANDA”) approval in May 2012 (Escitalopram Oxalate Oral Solution, 5mg (base)/5mL). The total number of products awaiting approval at the FDA is sixteen ANDAs and one New Drug Application.

Taro Changing its Fiscal Year End to March 31

Taro’s Board of Directors approved a change in the Company’s fiscal year end from December 31 to March 31.  The new fiscal year end was effectuated to align Taro's fiscal reporting period and its annual budget planning with that of its major shareholder, Sun Pharmaceutical Industries Ltd. (“Sun Pharma,” Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715). A report on Form 20-F with unaudited results will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company to cover the transition period from January 1, 2012 to March 31, 2012 (“Transition Report”).

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.  In addition to filing a Transition Report, final audited results for the transition period will be included in the Company’s Annual Report on Form 20-F for the fiscal period from April 1, 2012 to March 31, 2013.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for 2012.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the evaluation of the Sun Pharma tender offer by Taro’s Board of Directors, acceptance of the offer by Taro shareholders, approval, if any required, by regulatory authorities, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended March 31,
	2012	2011

Sales, net	$145,141	$107,727
Cost of sales	45,971	44,617
Gross Profit	99,170	63,110

Operating Expenses:
Research and development, net	9,847	7,258
Selling, marketing, general and administrative	23,101	22,460
Operating Income	66,222	33,392

Financial Expenses, net:
Interest and other financial (income) expense	(107)	778
Foreign exchange expense	1,107	409

Other (expense) income, net	(94)	251
Income before income taxes	65,128	32,456
Tax expense	17,791	6,368
Income from continuing operations	47,337	26,088
Net income (loss) from discontinued operations(1)	66	(135)
Net income	47,403	25,953
Net income attributable to non-controlling interest(2)	151	295
Net income attributable to Taro	$47,252	$25,658

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.06		$0.58
Diluted	$1.06		$0.58

Net income (loss) per ordinary share from discontinued operations attributable to Taro:
Basic	$0.00	*	$(0.00	)*
Diluted	$0.00	*	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$1.06		$0.58
Diluted	$1.06		$0.58

Weighted-average number of ordinary shares used to compute net income per ordinary share:
Basic	44,476,429	44,284,556
Diluted	44,589,007	44,447,293

(1)
In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified the losses attributable to its Irish subsidiary as losses from discontinued operations.

(2)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2012	2011
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$238,266	$150,001
Short-term bank deposits	72,440	89,814
Restricted short-term bank deposits	15,780	16,080
Marketable securities	7,835	2,901
Accounts receivable and other: Trade, net	111,130	120,832
Other receivables and prepaid expenses	98,501	94,344
Inventories	109,638	107,378
Assets held for sale, net(1)	71	81
TOTAL CURRENT ASSETS	653,661	581,431

Long-term receivables and other assets	19,972	23,131
Property, plant and equipment, net	150,750	152,532
Other assets	32,041	38,751
TOTAL ASSETS	$856,424	$795,845

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$10,957	$17,073
Trade payables and other current liabilities	187,942	173,310
TOTAL CURRENT LIABILITIES	198,899	190,383

Long-term debt, net of current maturities	27,949	27,614
Deferred taxes and other long-term liabilities	6,618	6,785
TOTAL LIABILITIES	233,466	224,782

Taro shareholders’ equity	619,008	567,264
Non-controlling interest(2)	3,950	3,799
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$856,424	$795,845

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2012	2011
Operating Activities
Net income	$47,403	$25,953
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,598	4,709
Stock-based compensation	-	20
Loss on sale of long-lived assets	22	-
Increase in long-term debt due to currency fluctuations	814	1,136
Decrease (increase) in trade receivables	9,879	(8,270)
Change in derivative instruments, net	(3,392)	(831)
Decrease in other receivables, prepaid expenses and other assets	3,268	2,531
Increase in inventories	(1,583)	(1,592)
Foreign exchange effect on intercompany balances	2,104	(368)
Increase in trade and other payables and accruals	14,981	1,070
Net cash provided by operating activities	78,094	24,358

Investing Activities:
Purchase of property plant & equipment, net of related grants	(1,610)	(887)
Proceeds from long-term deposits and other assets	18	-
Proceeds from (investment in) short-term and restricted bank deposits	22,059	(10,105)
Investment in marketable securities	(4,909)	-
Proceeds from sale of property, plant and equipment	28	-
Net cash provided by (used in) investing activities	15,586	(10,992)

Financing Activities:
Proceeds from the issuance of shares, net	7	8,554
(Repayments) proceeds of long-term debt	(6,595)	9
Proceeds of short-term bank debt, net	-	2,428
Net cash (used in) provided by financing activities	(6,588)	10,991

Effect of exchange rate changes	1,173	371
Net increase in cash	88,265	24,728
Cash at beginning of period	150,001	54,144

Cash at end of period	$238,266	$78,872

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director